                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 2006

                         Commission File Number 1-14840

                                 AMDOCS LIMITED
                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        FORM 20-F  X    FORM 40-F
                                  ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              YES       NO  X
                                  ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 2006

                                      INDEX

PART I FINANCIAL INFORMATION
   Item 1. Financial Statements
      Unaudited Consolidated Financial Statements
         Consolidated Balance Sheets
         Consolidated Statements of Income
         Consolidated Statement of Changes in Shareholders' Equity
         Consolidated Statements of Cash Flows
         Notes to Unaudited Consolidated Financial Statements
   Item 2. Operating and Financial Review and Prospects

PART II OTHER INFORMATION
   Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of
           Equity Securities
   Item 2. Reports on Form 6-K

SIGNATURES


This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                              AS OF
                                                                   ---------------------------
                                                                    MARCH 31,    SEPTEMBER 30,
                                                                       2006           2005
                                                                   -----------   -------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                       $  545,021     $  707,552
   Short-term interest-bearing investments                            808,025        438,011
   Accounts receivable, net                                           349,744        304,237
   Deferred income taxes and taxes receivable                          80,889        101,162
   Prepaid expenses and other current assets                           78,538         76,780
                                                                   ----------     ----------
      Total current assets                                          1,862,217      1,627,742
Equipment, vehicles and leasehold improvements, net                   159,891        181,812
Deferred income taxes                                                 142,319        120,217
Goodwill                                                              968,185        969,639
Intangible assets, net                                                143,567        159,619
Other noncurrent assets                                               145,912        143,439
                                                                   ----------     ----------
      Total assets                                                 $3,422,091     $3,202,468
                                                                   ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                $   85,434     $  114,392
   Accrued expenses and other current liabilities                     206,529        199,458
   Accrued personnel costs                                            126,254        148,426
   Short-term portion of financing arrangements                         1,976          8,480
   Deferred revenue                                                   245,689        216,770
   Deferred income taxes and taxes payable                            179,093        171,377
                                                                   ----------     ----------
      Total current liabilities                                       844,975        858,903
0.50% convertible notes                                               450,000        450,000
Deferred income taxes                                                  53,514         50,571
Noncurrent liabilities and other                                      175,384        186,542
                                                                   ----------     ----------
      Total liabilities                                             1,523,873      1,546,016
                                                                   ----------     ----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; L0.01 par value;
      0 shares issued and outstanding                                      --             --
   Ordinary Shares - Authorized 550,000 shares; L0.01 par value;
      231,294 and 227,321 issued and 204,155 and 200,182
      outstanding, respectively                                         3,714          3,644
   Additional paid-in capital                                       1,950,659      1,870,922
   Treasury stock, at cost - 27,139 shares                           (602,392)      (602,392)
   Accumulated other comprehensive loss                                (6,985)       (10,886)
   Unearned compensation                                                   --           (962)
   Retained earnings                                                  553,222        396,126
                                                                   ----------     ----------
      Total shareholders' equity                                    1,898,218      1,656,452
                                                                   ----------     ----------
      Total liabilities and shareholders' equity                   $3,422,091     $3,202,468
                                                                   ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (in thousands, except per share data)

                                             THREE MONTHS ENDED      SIX MONTHS ENDED
                                                 MARCH 31,              MARCH 31,
                                            -------------------   ---------------------
                                             2006(1)     2005       2006(2)      2005
                                            --------   --------   ----------   --------
Revenue:
   License                                  $ 30,291   $ 27,344   $   61,952   $ 47,710
   Service                                   570,838    461,072    1,126,205    910,238
                                            --------   --------   ----------   --------
                                             601,129    488,416    1,188,157    957,948
                                            --------   --------   ----------   --------
Operating expenses:
   Cost of license                               916        998        1,978      2,153
   Cost of service                           388,333    310,291      762,384    605,238
   Research and development                   41,823     33,263       84,937     66,174
   Selling, general and administrative        73,799     54,592      152,349    109,552
   Amortization of purchased intangible
      assets                                   7,469      2,079       15,041      5,797
                                            --------   --------   ----------   --------
                                             512,340    401,223    1,016,689    788,914
                                            --------   --------   ----------   --------
Operating income                              88,789     87,193      171,468    169,034
Interest income and other, net                10,307      5,680       18,721     10,639
                                            --------   --------   ----------   --------
Income before income taxes                    99,096     92,873      190,189    179,673
Income taxes                                  17,334     18,576       33,093     35,933
                                            --------   --------   ----------   --------
Net income                                  $ 81,762   $ 74,297   $  157,096   $143,740
                                            ========   ========   ==========   ========
Basic earnings per share                    $   0.40   $   0.37   $     0.78   $   0.71
                                            ========   ========   ==========   ========
Diluted earnings per share                  $   0.38   $   0.34   $     0.74   $   0.67
                                            ========   ========   ==========   ========
Basic weighted average number of shares
   outstanding                               202,515    202,168      201,509    201,933
                                            ========   ========   ==========   ========
Diluted weighted average number of shares
   outstanding                               217,919    218,807      216,394    218,127
                                            ========   ========   ==========   ========

(1) The second quarter of fiscal 2006 includes equity-based compensation pre-tax expense of $9,940, which was classified as follows: $3,717 to cost of service, $720 to research and development and $5,503 to selling, general and administrative.

(2) The first half of fiscal 2006 includes equity-based compensation pre-tax expense of $21,000, which was classified as follows: $8,072 to cost of service, $1,809 to research and development and $11,119 to selling, general and administrative.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (in thousands)

                                                                       Accumulated
                              Ordinary Shares  Additional                 Other                                  Total
                              ---------------    Paid-in    Treasury  Comprehensive    Unearned    Retained  Shareholders'
                               Shares  Amount    Capital     Stock         Loss      Compensation  Earnings      Equity
                              -------  ------  ----------  ---------  -------------  ------------  --------  -------------
BALANCE AS OF SEPTEMBER
   30, 2005                   200,182  $3,644  $1,870,922  $(602,392)   $(10,886)       $(962)     $396,126    $1,656,452
Comprehensive income:
   Net income                      --      --          --         --          --           --       157,096       157,096
   Unrealized gain on
      foreign currency
      hedging contracts,
      net of $(1,190) tax
      benefit                      --      --          --         --       4,158           --            --         4,158
   Unrealized loss on
      short-term
      interest-bearing
      investments, net of
      $2 tax benefit               --      --          --         --        (257)          --            --          (257)
                                                                                                               ----------
  Comprehensive income             --      --          --         --          --           --            --       160,997
                                                                                                               ----------
Employee stock options
   exercised                    3,530      62      56,260         --          --           --            --        56,322
Issuance of restricted
   stock                          443       8          --         --          --           --            --             8
Tax benefit of stock
   options exercised               --      --       3,398         --          --           --            --         3,398
Stock-based compensation
   expense related to
   employees                       --      --      21,000         --          --           --            --        21,000
Stock-based compensation
   expense related to non
   employee stock options          --      --          41         --          --           --            --            41
Reclassification of
   unearned compensation
   to additional paid in
   capital                         --      --        (962)        --          --          962            --            --
                              -------  ------  ----------  ---------    --------        -----      --------    ----------
BALANCE AS OF MARCH 31, 2006  204,155  $3,714  $1,950,659  $(602,392)   $ (6,985)       $  --      $553,222    $1,898,218
                              =======  ======  ==========  =========    ========        =====      ========    ==========

As of March 31, 2006 and September 30, 2005, accumulated other comprehensive loss is comprised of unrealized loss on foreign currency hedging contracts, net of tax, of $(4,939) and $(9,097), respectively, and unrealized loss on short-term interest-bearing investments, net of tax, of $(2,046) and $(1,789), respectively.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

                                                                SIX MONTHS
                                                             ENDED MARCH 31,
                                                          ---------------------
                                                             2006        2005
                                                          ---------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                $ 157,096   $ 143,740
Reconciliation of net income to net cash provided by
   operating activities:
   Depreciation and amortization                             54,131      43,245
   Loss (gain) on sale of equipment                             864        (549)
   Stock-based compensation expense                          21,000          --
   Deferred income taxes                                     10,425      14,289
   Excess tax benefit from stock based compensation          (1,595)         --
   Tax benefit from stock options exercised                      --       1,358
   Realized gain from short-term interest-bearing
      investments                                            (3,781)       (794)
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                      (45,364)     (5,617)
   Prepaid expenses and other current assets                    456       4,408
   Other noncurrent assets                                   (2,813)    (12,318)
   Accounts payable and accrued expenses                    (29,202)    (45,197)
   Deferred revenue                                          16,185      49,686
   Income taxes payable                                       2,042     (16,241)
   Noncurrent liabilities and other                           1,987         501
                                                          ---------   ---------
Net cash provided by operating activities                   181,431     176,511
                                                          ---------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
   improvements                                               3,525       2,510
Payments for purchase of equipment, vehicles and
   leasehold improvements                                   (27,106)    (36,140)
Proceeds from sale of short-term interest-bearing
   investments                                              524,178     321,098
Purchase of short-term interest-bearing investments        (890,670)   (467,846)
Net cash paid for acquisitions                               (1,858)        (18)
                                                          ---------   ---------
Net cash used in investing activities                      (391,931)   (180,396)
                                                          ---------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised and
   issuance of restricted stock                              54,178      10,370
Excess tax benefit from stock based compensation              1,595          --
Principal payments under financing arrangements and
   other                                                     (4,677)       (619)
Principal payments on capital lease obligations              (3,127)     (9,518)
                                                          ---------   ---------
Net cash provided by financing activities                    47,969         233
                                                          ---------   ---------
Net decrease in cash and cash equivalents                  (162,531)     (3,652)
Cash and cash equivalents at beginning of period            707,552     550,352
                                                          ---------   ---------
Cash and cash equivalents at end of period                $ 545,021   $ 546,700
                                                          =========   =========
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                           $  18,490   $  36,558
   Interest                                                   1,882       3,090

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1. BASIS OF PRESENTATION

     Amdocs Limited (the "Company") is a leading provider of software products and services primarily to the communications industry. The Company and its subsidiaries operate in one segment offering products and services that enable their customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports, operates, and provides managed services for information system solutions primarily for leading communications companies throughout the world.

     The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ( "GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

     The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

     The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2005, set forth in the Company's Annual Report on Form 20-F filed on December 28, 2005 with the U.S. Securities and Exchange Commission (the "SEC").

     Reclassification

     Certain prior year amounts have been reclassified to conform to the current year presentation.

2.   SIGNIFICANT ACCOUNTING POLICY

     Accounting for Stock-Based Compensation

     Effective October 1, 2005, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)"). SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

     Prior to October 1, 2005, the Company accounted for share-based payments to employees under the recognition and measurement provisions of APB No. 25. Pursuant to these accounting standards, the Company recorded deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date, and for restricted stock based on the market value of the underlying shares at the date of grant. No compensation expense was recorded for stock options that were granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant.

     The Company adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in the three and six months ended March 31, 2006 include (a) compensation costs for all share based payments granted prior to, but that had not yet vested as of, October 1, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) compensation costs for the share based payments granted subsequent to October 1, 2005 based on the grant date fair value estimated in accordance with SFAS 123(R). The Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock based awards and recognizes compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

     As a result of adopting SFAS 123(R) on October 1, 2005, the Company's income before income taxes for the three and six months ended March 31, 2006 (not including restricted stock expense) was $8,681 and $19,104 lower, respectively, than if it had continued to account for share based compensation under APB No. 25. Net income for the three and six months ended March 31, 2006 (not including restricted stock expense) was $7,720 and $16,821 lower, respectively, than if it had continued to account for share based compensation under APB No. 25. Basic earnings per share for the three and six months ended March 31, 2006 would have been $0.44 and $0.86, respectively, if the Company had not adopted SFAS 123(R), compared to reported basic earnings per share of $0.40 and $0.78, respectively. Diluted earnings per share for the three and six months ended March 31, 2006 would have been $0.41 and $0.81, respectively, if the Company had not adopted SFAS 123(R), compared to reported diluted earnings per share of $0.38 and $0.74, respectively. The total income tax benefit recognized in the income statement for share based compensation (including restricted stock) for the three and six months ended March 31, 2006 was $1,131 and $2,534, respectively and $0 for the three and six months ended March 31, 2005.

     Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $1,595 excess tax benefit classified as financing cash inflows would have been classified as an operating cash inflow if the Company had not adopted SFAS 123(R).

     In conjunction with the adoption of SFAS 123(R), the Company began to use the implied volatility of the Company's traded options as the expected volatility assumption required in the Black-Scholes option valuation model. Prior to October 1, 2005, the Company had used its historical stock price volatility in accordance with SFAS 123 for purposes of its pro forma information. The selection of the implied volatility approach was based upon the availability of actively traded options on the Company's shares and the Company's assessment that implied volatility is more representative of future share price trends than historical volatility. As stock-based compensation expense recognized in the Company's consolidated statement of income for the three and six months ended March 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

3.   ACCOUNTS RECEIVABLE, NET

     Accounts receivable, net consists of the following:

                                           AS OF
                                 -------------------------
                                 MARCH 31,   SEPTEMBER 30,
                                    2006          2005
                                 ---------   -------------
Accounts receivable - billed     $314,323      $282,151
Accounts receivable - unbilled     42,572        28,994
Less - allowances                  (7,151)       (6,908)
                                 --------      --------
Accounts receivable, net         $349,744      $304,237
                                 ========      ========

4.   COMPREHENSIVE INCOME

     Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

     The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                          MARCH 31,            MARCH 31,
                                     ------------------   -------------------
                                       2006      2005       2006       2005
                                     -------   -------    --------   --------
Net income                           $81,762   $74,297    $157,096   $143,740
Other comprehensive income (loss):
   Unrealized gain (loss) on
   foreign currency hedging
   contracts, net of tax               1,505    (1,352)      4,158       (851)
Unrealized loss on short-term
   interest-bearing investments,
   net of tax                           (307)   (1,137)       (257)    (1,821)
                                     -------   -------    --------   --------
Comprehensive income                 $82,960   $71,808    $160,997   $141,068
                                     =======   =======    ========   ========

5.   INCOME TAXES

     The provision for income taxes for the following periods consisted of:

           THREE MONTHS ENDED    SIX MONTHS ENDED
                MARCH 31,           MARCH 31,
           ------------------   -----------------
              2006      2005      2006      2005
            -------   -------   -------   -------
Current     $12,500   $ 1,754   $22,432   $21,644
Deferred      4,834    16,822    10,661    14,289
            -------   -------   -------   -------
            $17,334   $18,576   $33,093   $35,933
            =======   =======   =======   =======

     The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                      THREE MONTHS ENDED   SIX MONTHS ENDED
                                           MARCH 31,           MARCH 31,
                                      ------------------   ----------------
                                          2006   2005         2006   2005
                                          ----   ----         ----   ----
Statutory Guernsey tax rate                20%    20%          20%    20%
Guernsey tax-exempt status                (20)   (20)         (20)   (20)
Foreign taxes                              18     20           18     20
                                          ---    ---          ---    ---
Income tax rate before effect of           18     20           18     20
acquisition-related costs, and
stock-based compensation expense

Effect of acquisition-related costs        (1)    --           (1)    --
and stock base compensation expense
                                          ---    ---          ---    ---
                                           17%    20%          17%    20%
                                          ---    ---          ---    ---

     As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable primarily to foreign taxes.

     As of March 31, 2006, deferred tax assets of $15,478, derived from net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes.

6.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                               THREE MONTHS ENDED     SIX MONTHS ENDED
                                                   MARCH 31,             MARCH 31,
                                              -------------------   -------------------
                                                2006       2005       2006       2005
                                              --------   --------   --------   --------
Numerator:
   Numerator for basic earnings per share     $ 81,762   $ 74,297   $157,096   $143,740
   Effect of assumed conversion of 0.50%
      convertible notes                            979        983      1,979      1,967
                                              --------   --------   --------   --------
   Numerator for diluted earnings per share   $ 82,741   $ 75,280   $159,075   $145,707
                                              ========   ========   ========   ========
Denominator:
   Denominator for basic earnings per
      share- weighted average number of
      shares outstanding                       202,515    202,168    201,509    201,933
   Effect of assumed conversion of 0.50%
      convertible notes                         10,436     10,436     10,436     10,436
   Effect of dilutive stock options granted      4,856      6,203      4,373      5,758
   Effect of restricted stock issued               112         --         76         --
                                              --------   --------   --------   --------
   Denominator for diluted earnings
      per share - adjusted weighted average
      shares and assumed conversions           217,919    218,807    216,394    218,127
                                              ========   ========   ========   ========
   Basic earnings per share                   $   0.40   $   0.37   $   0.78   $   0.71
                                              ========   ========   ========   ========
   Diluted earnings per share                 $   0.38   $   0.34   $   0.74   $   0.67
                                              ========   ========   ========   ========

     The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May 2001 (the "2% Notes") on diluted earnings per share was anti-dilutive for the three and six months ended March 31, 2006 and 2005, and therefore, was not included in the above calculation. As of March 31, 2006 and 2005, the outstanding principal amount of the 2% Notes was $272.

7.   ACQUISITIONS

     DST INNOVIS

     On July 1, 2005, the Company acquired from DST Systems, Inc., or DST, all of the common stock of DST's wholly owned subsidiaries, DST Innovis, Inc. and DST Interactive, Inc. The Company refers to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband cable and satellite companies, or the Broadband Industry. The purchase price for DST Innovis was approximately $237,461, which included $3,150 of transaction costs.

     In addition, the Company commenced integration activities based on a plan to exit specific research and development activities and to terminate employees associated with these activities. The liability associated with this plan, which was recorded as part of the purchase accounting, is presented in the following table:

                                 EMPLOYEE
                                SEPARATION   CONTRACTUAL
                                   COSTS     OBLIGATIONS   OTHER    TOTAL
                                ----------   -----------   -----   -------
Balance as of October 1, 2005    $ 4,940       $7,103      $ 673   $12,716
Cash payments                     (4,513)        (131)      (418)   (5,062)
                                 -------       ------      -----   -------
Balance as of March 31, 2006     $   427       $6,972      $ 255   $ 7,654
                                 =======       ======      =====   =======

     Set forth below is the unaudited pro forma revenue, operating income, net income and per share figures for the three and six months ended March 31, 2005 as if DST Innovis had been acquired as of October 1, 2004, excluding the capitalization of research and development expense, write-off of purchased in-process research and development and other acquisition related costs:

                             THREE MONTHS ENDED   SIX MONTHS ENDED
                               MARCH 31, 2005      MARCH 31, 2005
                             ------------------   ----------------
Revenue                           $546,360           $1,069,812
Operating income                    85,132              157,089
Net income                          71,411              131,839
Basic earnings per share              0.35                 0.65
Diluted earnings per share            0.33                 0.61

     LONGSHINE

     On August 3, 2005, the Company acquired Longshine Information Technology Company Ltd., or Longshine, a privately-held leading vendor of customer care and billing software in China. The purchase price for Longshine was approximately $34,100, which included $1,100 of transaction costs. The Company may also be obligated to pay up to approximately $16,000 in additional purchase price over the next two years based on the achievement of specified performance targets.

     QPASS INC.

     On April 17, 2006, the Company signed an agreement to acquire Qpass Inc., ("Qpass"), a leading provider of digital commerce software and solutions. Pursuant to the agreement the Company will acquire all of Qpass' shares of capital stock for approximately $275,000 in cash. The Company expects to complete this acquisition during the third quarter of fiscal 2006, subject to regulatory approvals and other conditions customary to such transactions. The Company expects that this acquisition will allow it to support service providers and media companies seeking to launch and monetize digital content.

8.   OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

     In the fourth quarter of fiscal 2005, the Company commenced a series of measures designed to align its operational structure to its expected future growth, to allow better integration of the acquisitions of DST Innovis and Longshine, and to improve efficiency. As part of this plan, the Company recorded a charge of $8,135 in connection with the termination of employment of software and information technology specialists and administrative professionals. Approximately $5,379 of the total charge had been paid in cash as of March 31, 2006. The remaining separation costs are expected to be paid out during fiscal 2006.

     The restructuring accrual for this cost reduction program is comprised of the following as of March 31, 2006:

                                EMPLOYEE SEPARATION
                                       COSTS
                                -------------------
Balance as of October 1, 2005         $ 7,002
Cash payments                          (4,246)
Adjustments                              (568)
                                      -------
Balance as of March 31, 2006          $ 2,188
                                      =======

     In prior fiscal years, the Company implemented a series of cost reduction programs designed to reduce operating costs and improve productivity. As part of these programs, the Company reduced its workforce, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

     The restructuring accrual for these cost reduction programs is comprised of the following as of March 31, 2006:

                                   FACILITIES
                                   ----------
Balance as of October 1, 2005       $ 6,667
Cash payments                        (1,338)
                                    -------
Balance as of March 31, 2006 (1)    $ 5,329
                                    =======

(1)  The remainder of the accrual is expected to be paid out through August
     2008.

9.   EMPLOYEE BENEFITS

     The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for some of its Canadian employees based on length of service and rate of pay. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in pooled fund units established by Bell Canada Enterprises for the collective investment of registered pension plan assets.

     The net periodic benefit costs under these plans for the three months ended March 31, 2006 and 2005, were as follows:

                                   THREE MONTHS ENDED    THREE MONTHS ENDED
                                     MARCH 31, 2006        MARCH 31, 2005
                                  -------------------   --------   --------
                                   PENSION     OTHER     PENSION     OTHER
                                  BENEFITS   BENEFITS   BENEFITS   BENEFITS
                                  --------   --------   --------   --------
Service costs                      $  776      $103      $ 548       $ 66
Interest on benefit obligations       965       167        836        120
Expected return on plan assets       (803)       --       (683)        --
Actuarial loss                        155       111         --         --
                                   ------      ----      -----       ----
                                   $1,093      $381      $ 701       $186
                                   ======      ====      =====       ====

     The net periodic benefit costs under these plans for the six months ended March 31, 2006 and 2005, were as follows:

                                    SIX MONTHS ENDED      SIX MONTHS ENDED
                                     MARCH 31, 2006        MARCH 31, 2005
                                  -------------------   -------------------
                                   PENSION     OTHER     PENSION     OTHER
                                  BENEFITS   BENEFITS   BENEFITS   BENEFITS
                                  --------   --------   --------   --------
Service costs                     $ 1,545      $205     $ 1,095      $132
Interest on benefit obligations     1,921       333       1,673       241
Expected return on plan assets     (1,599)       --      (1,369)       --
Actuarial loss                        155       111          --        --
                                  -------      ----     -------      ----
                                  $ 2,022      $649     $ 1,399      $373
                                  =======      ====     =======      ====

     In the six months ended March 31, 2006, the Company made contributions of $1,413 to the pension plan and $92 for other benefits. The Company expects to make contributions for the fiscal year ending September 30, 2006 of approximately $2,800 to the pension plan and $200 for other benefits.

10.  STOCK OPTION AND INCENTIVE PLAN

     In January 1998, the Company first adopted the 1998 Stock Option and Incentive Plan (the "Plan"), which provides for the grant of restricted stock awards, stock options and other stock-based awards to, employees, officers, directors, and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of Ordinary Shares issuable under the Plan. In January 2006, the maximum number of Ordinary Shares authorized to be granted under the Plan was increased from 38,300 to 46,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years. In the fourth quarter of fiscal 2005, the Company commenced routinely granting restricted shares and the Company's equity-based grant package may be comprised of restricted stock awards and a fewer number of stock options.

     The following table summarizes information about stock options to purchase the Company's Ordinary Shares, as well as changes during the six months period ended March 31, 2006:

                                                             WEIGHTED
                                                WEIGHTED     AVERAGE
                                                 AVERAGE    REMAINING
                                    NUMBER OF   EXERCISE   CONTRACTUAL
                                     OPTIONS      PRICE        TERM
                                    ---------   --------   -----------
Outstanding as of October 1, 2005    25,807      $26.91
Granted                               2,983       29.31
Exercised                            (3,530)      15.98
Forfeited                            (1,371)      33.98
                                     ------
Outstanding as of March 31, 2006     23,889      $28.41        6.69
                                     ======      ======        ====
Exercisable on March 31, 2006        13,794      $32.42        5.42
                                     ======      ======        ====

     The weighted average grant date fair value of stock options granted during the three months ended March 31, 2006 and 2005 was $10.39 and $13.67, respectively. The weighted average grant date fair value of stock options granted during the six months ended March 31, 2006 and 2005 was $9.96 and $12.58, respectively. The total intrinsic value of options exercised during the three months ended March 31, 2006 and 2005 was $38,245 and $5,157, respectively, and during the six months ended March 31, 2006 was $54,881 and $17,318, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of March 31, 2006 was $247,984 and $115,627, respectively.

     The following table summarizes information relating to awards of restricted nonvested shares, as well as changes to such awards during the six month period ended on March 31, 2006:

                                                    WEIGHTED
                                    NUMBER OF    AVERAGE GRANT
                                      SHARES    DATE FAIR VALUE
                                    ---------   ---------------
Outstanding as of October 1, 2005      134           $26.43
Granted                                443            29.14
Vested                                 (76)           26.43
Forfeited                               --               --
                                       ---           ------
Outstanding as of March 31, 2006       501           $28.83
                                       ===           ======

     As of March 31, 2006, there was $58,652 of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

     The fair value of stock options granted was estimated on the date of grant using the Black-Scholes pricing model that uses the assumptions noted in the following table (all in weighted averages for options granted during the period):

                                     THREE MONTHS ENDED   SIX MONTHS ENDED
                                          MARCH 31,           MARCH 31,
                                     ------------------   ----------------
                                       2006     2005        2006    2005
                                      ------   ------      -----   ------
Risk-free interest rate (1)             4.50%    3.66%      4.47%    3.33%
Expected life of stock options (2)      4.50     4.30       4.50     4.50
Expected volatility (3)                 0.30    0.616      0.331    0.636
Expected dividend yield (4)             None     None       None     None
Fair value per option                 $10.39   $13.67      $9.96   $12.58

(1) Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company's employee stock options.

(2)  Expected life of stock options is based upon historical experience.

(3) Expected volatility for the three and six months ended March 31, 2006 is based on implied volatility of the Company's traded options. For the three and six months ended March 31, 2005, expected volatility is based on the Company's historical stock price.

(4) Expected dividend yield is based on the Company's history and expectation of dividend payouts.

     The following table sets forth the pro forma effect of applying SFAS 123 on net income and earnings per share for three and six months ended March 31, 2005:

                                   THREE MONTHS ENDED   SIX MONTHS ENDED
                                        MARCH 31,           MARCH 31,
                                          2005                2005
                                   ------------------   ----------------
Net income, as reported                 $74,297             $143,740
Add: Stock-based employee
   compensation expense included
   in net income, net of related
   tax effects                               92                  150
Less: Total stock-based employee
   compensation expense
   determined under fair value
   method for all awards, net of
   related tax effects                   (9,723)             (17,263)
                                        =======             ========
Pro forma net income                    $64,666             $126,627
                                        =======             ========
Basic earnings per share:
   As reported                          $  0.37             $   0.71
                                        =======             ========
   Pro forma                            $  0.32             $   0.63
                                        =======             ========
Diluted earnings per share:
   As reported                          $  0.34             $   0.67
                                        =======             ========
   Pro forma                            $  0.30             $   0.59
                                        =======             ========

11.  CONTINGENCIES

     Legal Proceedings

     The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

     The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2006 and 2005.

     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal 2005 that we filed on December 28, 2005 with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     -    the factors that affect our business,

     - our revenue and costs for the three and six months ended March 31, 2006 and 2005,

     - the reasons why such revenue and costs were different from period to period,

     -    the sources of our revenue,

     -    how all of this affects our overall financial condition,

     - our capital expenditures for the three and six months ended March 31, 2006 and 2005, and

     - the sources of our cash to pay for future capital expenditures and possible acquisitions.

     In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the three and six months ended March 31, 2006 and 2005. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

     We combine software and services with business knowledge to accelerate the adoption of integrated customer management (ICM) strategy by service providers. Our market focus is primarily Tier 1 and Tier 2 companies in the communications industry, and we are a leading provider of software products and services to that industry. Our addressable market has been expanded to include broadband cable and satellite companies, which we refer to as the Broadband Industry, as a result of our 2005 acquisition of DST Innovis, Inc. and DST Interactive, Inc., which we refer to together as DST Innovis. This acquisition not only enlarges our customer base, but also allows us to offer a broader set of solutions to customers in the Broadband Industry, which is continuing to converge with the telecommunications industry. We are also leveraging our experience by working with service providers in the financial services sector, since certain of the challenges faced by companies in this sector are similar to those of communications service providers. Our products and services help our customers move toward an integrated approach to customer management, which we refer to as Integrated Customer Management, or ICM. Our portfolio of product offerings includes billing, customer relationship management, (CRM), order management, service fulfillment, mediation, and content revenue management products, which we collectively refer to as Integrated Customer Management-Enabling Systems, or ICM-Enabling Systems.

     Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     We have designed our ICM-Enabling Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, broadband cable and satellite, and a wide range of communications services, including voice, video, data, Internet Protocol, or IP, broadband, content, electronic and mobile commerce. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages.

     Due to the complexity of our customers' projects and the expertise required for systems support, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services that include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of rating and billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     We conduct our business globally, and, as a result we are subject to the effect of general global economic conditions and, in particular, market conditions in the communications industry. In 2005, we expanded our operations in China as a result of the acquisition of Longshine Information Technology Company, Ltd., or Longshine, a leading vendor of customer care and billing software in China. We maintain development facilities located in Canada, China, Cyprus, India, Ireland, Israel and the United States.

     As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. For example, on April 17, 2006, we signed an agreement to acquire Qpass Inc., a leading provider of digital commerce software and solutions. Pursuant to the agreement we will acquire all of Qpass' shares of capital stock for approximately $275 million in cash. We expect to complete this acquisition during the third quarter of fiscal 2006, subject to regulatory approvals and other conditions customary to such transactions. We expect that this acquisition will allow us to support service providers and media companies seeking to launch and monetize digital content.

     Industry consolidation and convergence continue, and competition among service providers is intense. Therefore, we believe the need for differentiation among service providers is growing. Service providers must have systems that enhance their interactions with their customers and support the rapid introduction of new services. This requires an integrated customer management, or ICM, strategy and systems that can support the full customer lifecycle. We provide a broad portfolio of integrated, modular products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services. We believe we are uniquely positioned to enable service providers to rapidly introduce new offerings, lower total cost of ownership and focus on their customers. We believe that the demand for ICM and our ability to address this demand will continue to drive our growth in 2006 and beyond.

     We believe that demand for our ICM-Enabling Systems is driven by, among other key factors:

     - Service providers' need to focus on their customers in order to build profitable customer relationships,

     -    global use of communications services,

     - emergence of new communications products and services, especially video, broadband, data and content services and IP convergence services, such as Internet Protocol Television, or IPTV, Voice over IP, or VoIP and services based on IP Multimedia Subsystem systems,

     - technological changes, such as the introduction of 3G wireless technology, next-generation content systems, and WiFi and WiMax based access technologies,

     -    ongoing consolidation within the communications industry,

     - continued convergence of communications, broadband cable and satellite industries,

     - business needs of communications service providers to reduce costs and retain high value customers in a highly competitive environment, and

     -    a shift from in-house management to vendor solutions.

     We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their customers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our ICM-Enabling Systems to launch and support such bundles, improve customer satisfaction, loyalty, profitability and overall productivity.

     We derive our revenue principally from:

     - the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

     - providing Managed Services and other related services for our solutions, and

     - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Revenue from Managed Services arrangements is included in both license and service revenue from the sale of ICM-Enabling Systems and Directory Systems. Managed Services projects are a significant part of our business, generating substantial, long-term revenue streams, cash flow and operating income. Revenue from managed services customers was approximately 35% and 40% of our total revenue in the six months ended March 31, 2006 and 2005, respectively. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation.

ADOPTION OF NEW ACCOUNTING STANDARDS

     Accounting for Stock-Based Compensation

Effective October 1, 2005, we adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)"). SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the U.S. Securities and Exchange Commission, or the SEC, issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R). Prior to October 1, 2005 the Company accounted for share-based payments to employees under the recognition and measurement provisions of APB No. 25. Stock-based compensation expense recognized under SFAS 123(R) for the three and six months ended March 31, 2006 was $9.9 million and $21.0 million. Stock-based compensation expense recognized under APB No. 25 for the three and six months ended March 31, 2005 was not material.

     As of March 31, 2006, there was $58.7 million of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

     We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in the three and six months ended March 31, 2006 include (a) compensation costs for all share based payments granted prior to, but that had not yet vested as of, October 1, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) compensation costs for the share based payments granted subsequent to October 1, 2005, based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock based awards and recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

     As a result of adopting SFAS 123(R) on October 1, 2005, our income before income taxes for the three and six months ended March 31, 2006 (not including restricted stock expense) was $8.7 million and $19.1 million lower, respectively, than if we had continued to account for share based compensation under APB No. 25. Net income for the three and six months ended March 31, 2006 (not including restricted stock expense) was $7.7 million and $16.8 million lower, respectively, than if we had continued to account for share based compensation under APB No. 25. Basic earnings per share for the three and six months ended March 31, 2006 would have been $0.44 and $0.86, respectively, if we had not adopted SFAS 123(R), compared to reported basic earnings per share of $0.40 and $0.78, respectively. Diluted earnings per share for the three and six months ended March 31, 2006 would have been $0.41 and $0.81, respectively, if we had not adopted SFAS 123(R), compared to reported diluted earnings per share of $0.38 and $0.74, respectively.

     Prior to the adoption of SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $1.6 million excess tax benefit classified as financing cash inflows would have been classified as an operating cash inflow if the Company had not adopted SFAS 123(R).

     In conjunction with the adoption of SFAS 123(R), we began to use the implied volatility of the Company's traded options as the expected volatility assumption required in the Black-Scholes option valuation model. Prior to October 1, 2005, we had used our historical stock price volatility in accordance with SFAS 123 for purpose of presenting pro forma information. The selection of the implied volatility approach was based upon the availability of actively traded options on the Company's shares and the Company's assessment that implied volatility is more representative of future share price trends than historical volatility. As stock-based compensation expense recognized in the Consolidated Statement of Operations for the three and six months ended on March 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

RESULTS OF OPERATIONS

     The following table sets forth for the three and six months ended March 31, 2006 and 2005 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                             THREE MONTHS ENDED   SIX MONTHS ENDED
                                                   MARCH 31,          MARCH 31,
                                             ------------------   ----------------
                                                2006    2005        2006    2005
                                               -----   -----       -----   -----
Revenue:
   License ...............................       5.0%    5.6%        5.2%    5.0%
   Service ...............................      95.0    94.4        94.8    95.0
                                               -----   -----       -----   -----
                                               100.0   100.0       100.0   100.0
                                               -----   -----       -----   -----
Operating expenses:
   Cost of license .......................       0.1     0.2         0.2     0.2
   Cost of service .......................      64.6    63.5        64.2    63.2
   Research and development ..............       7.0     6.8         7.1     6.9
   Selling, general and
      administrative .....................      12.3    11.2        12.8    11.4
   Amortization of purchased intangible
      assets .............................       1.2     0.4         1.3     0.6
                                               -----   -----       -----   -----
                                                85.2    82.1        85.6    82.3
                                               -----   -----       -----   -----
Operating income .........................      14.8    17.9        14.4    17.7
Interest income and other, net ...........       1.7     1.1         1.6     1.1
                                               -----   -----       -----   -----
Income before income taxes ...............      16.5    19.0        16.0    18.8
Income taxes .............................       2.9     3.8         2.8     3.8
                                               -----   -----       -----   -----
Net income ...............................      13.6%   15.2%       13.2%   15.0%
                                               =====   =====       =====   =====

     SIX MONTHS ENDED MARCH 31, 2006 AND 2005

     The following is a tabular presentation of our results of operations for the six months ended March 31, 2006 compared to the six months ended March 31, 2005. Following the table is a discussion and analysis of our business and results of operations for the mentioned periods.

                                       SIX MONTHS ENDED
                                          MARCH 31,         INCREASE (DECREASE)
                                    ---------------------   -------------------
                                       2006        2005       AMOUNT      %
                                    ----------   --------    --------   -----
                                                   (in thousands)
Revenue:
   License ......................   $   61,952   $ 47,710    $ 14,242    29.9%
   Service ......................    1,126,205    910,238     215,967    23.7
                                    ----------   --------    --------
                                     1,188,157    957,948     230,209    24.0
                                    ----------   --------    --------
Operating expenses:
   Cost of license ..............        1,978      2,153        (175)   (8.1)
   Cost of service ..............      762,384    605,238     157,146    26.0
   Research and development .....       84,937     66,174      18,763    28.4
   Selling, general and
      administrative ............      152,349    109,552      42,797    39.1
   Amortization of purchased
      intangible assets .........       15,041      5,797       9,244   159.5
                                    ----------   --------    --------
                                     1,016,689    788,914     227,775    28.9
                                    ----------   --------    --------
Operating income ................      171,468    169,034       2,434     1.4
Interest income and other, net          18,721     10,639       8,082    76.0
                                    ----------   --------    --------
Income before income taxes ......      190,189    179,673      10,516     5.9
Income taxes ....................       33,093     35,933      (2,840)   (7.9)
                                    ----------   --------    --------
Net income ......................   $  157,096   $143,740    $ 13,356     9.3%
                                    ==========   ========    ========

     REVENUE. Total revenue increased by $230.2 million, or 24.0%, in the six months ended March 31, 2006 to $1,188.2 million from $958.0 million in the six months ended March 31, 2005. Approximately $116.5 million of the increase was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers.

     License and service revenue attributable to the sale of ICM-Enabling Systems was $1,050.7 million in the six months ended March 31, 2006, an increase of $218.4 million, or 26.2%, over the six months ended March 31, 2005. Approximately $116.5 million of the increase was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers. License and service revenue resulted from the sale of ICM-Enabling Systems represented 88.4% and 86.9% of our total revenue in the six months ended March 31, 2006 and 2005, respectively. The demand for our ICM-Enabling Systems is primarily driven by the need for communications service provides to continue to integrate their billing, CRM and order management systems into an ICM approach. In the six months ended March 31, 2006, we observed strong demand for our offerings.

     License and service revenue resulted from the sale of Directory Systems was $137.5 million in the six months ended March 31, 2006, an increase of $11.8 million, or 9.4%, over the six months ended March 31, 2005. Approximately 86% of the increase in Directory Systems revenue in the six months ended March 31, 2006 was attributable to an increase in business related to Managed Services customers, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers. License and service revenue from the sale of Directory Systems represented 11.6% and 13.1% of our total revenue in the six months ended March 31, 2006 and 2005, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will increase in fiscal 2006.

     In the six months ended March 31, 2006, revenue from customers in North America, Europe and the rest of the world accounted for 71.4%, 20.2% and 8.4%, respectively, of total revenue compared to 66.4%, 24.9% and 8.7%, respectively, in the six months ended March 31, 2005. Approximately 52.5% of the increase in revenue from customers in North America was attributable to revenues contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers. Revenue from customers in Europe in the six months ended March 31, 2006, in absolute amounts, was relatively stable compared to the six months ended March 31, 2005, and this resulted in a decrease in revenue from customers in Europe as a percentage of total revenue. Revenue from customers in the rest of the world increased in absolute amounts in the six months ended March 31, 2006, but the increase was less than the 24.0% increase in our total revenue which resulted in a decrease in revenue from customers in the rest of the world as a percentage of total revenue.

     COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the six months ended March 31, 2006, cost of license as a percentage of license revenue was 3.2%, compared to 4.5% in the six months ended March 31, 2005.

     COST OF SERVICE. The increase in cost of service in the six months ended March 31, 2006 was 26.0%, which is greater than the increase in our total revenue in the six months ended March 31, 2006. As a percentage of revenue, cost of service was 64.2% in the six months ended March 31, 2006, compared to 63.2% in the six months ended March 31, 2005. Cost of service in the six months ended March 31, 2006 includes the effect of $8.1 million of stock-based compensation expense . Stock-based compensation expense in the six months ended March 31, 2005 was insignificant. Our cost of service and gross margin may vary depending on the types and geographic locations of projects that we undertake.

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense. Research and development expense increased by $18.7 million, or 28.4%, in the six months ended March 31, 2006 to $84.9 million from $66.2 million in the six months ended March 31, 2005. Research and development expense increased as a percentage of revenue from 6.9% in the six months ended March 31, 2005 to 7.1% in the six months ended March 31, 2006. The increase in research and development expense was attributable mainly to research and development activities related to the DST Innovis acquisition, including integration efforts of DST Innovis' products into our ICM-Enabling Systems offset by cost savings. Research and development expense in the six months ended March 31, 2006 includes the effect of $1.8 million of stock-based compensation expense. Stock-based compensation expense in the six months ended March 31, 2005 was insignificant. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $42.8 million, or 39.1%, in the six months ended March 31, 2006 to $152.3 million, from $109.5 million in the six months ended March 31, 2005. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the six months ended March 31, 2006 was attributable to an overall increase in our operations, as well as to the inclusion of $11.1 million of stock-based compensation expense. Stock-based compensation expense in the six months ended March 31, 2005 was insignificant.

     AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the six months ended March 31, 2006 was $15.0 million, compared to $5.8 million in the six months ended March 31, 2005. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in the DST Innovis and Longshine acquisitions, partially offset by purchased intangible assets that were fully amortized in the first quarter of fiscal 2005.

     OPERATING INCOME. Operating income slightly increased by $2.4 million, or 1.4%, in the six months ended March 31, 2006, to $171.5 million, or 14.4% of revenue, from $169.0 million, or 17.7% of revenue, in the six months ended March 31, 2005. The decrease in operating income as a percentage of revenue was attributable to a 28.9% increase in operating expense which grew at a greater rate than the 24.0% increase in revenue during the six months ended March 31, 2006. Stock-based compensation expense included in operating expense for the six months ended March 31, 2006 was $21.0 million or 1.8% of revenue.

     INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $8.1 million in the six months ended March 31, 2006 to $18.7 million from $10.6 million in the six months ended March 31, 2005. The increase in interest income and other, net, is primarily attributable to the increase in market interest rates on our cash and short-term interest-bearing investments.

     INCOME TAXES. Income taxes for the six months ended March 31, 2006 were $33.1 million on pretax income of $190.2 million, resulting in an effective tax rate of 17% compared to 20% in the six months ended March 31, 2005. Our effective tax rate for fiscal year 2006 is expected to be approximately 17% on an annualized basis compared to 20% in fiscal year 2005. Approximately 2% of the reduction in our effective tax rate is attributable to our continued expansion into countries with lower effective tax rates and approximately 1% is attributable to the net effect of acquisition-related costs and stock-based compensation expense. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

     NET INCOME. Net income was $157.1 million in the six months ended March 31, 2006, compared to net income of $143.7 million in the six months ended March 31, 2005. The increase in net income is attributable to the increase in interest income and other, net, and the decrease of our effective tax rate during the first quarter of fiscal 2006.

     DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.07, or 10.4%, in the six months ended March 31, 2006 to $0.74 from $0.67 in the six months ended March 31, 2005.

     THREE MONTHS ENDED MARCH 31, 2006 AND 2005

     The following is a tabular presentation of our results of operations for the three months ended March 31, 2006 compared to the three months ended March 31, 2005. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                     THREE MONTHS ENDED       INCREASE
                                         MARCH 31,           (DECREASE)
                                    -------------------   ----------------
                                      2006       2005      AMOUNT      %
                                    --------   --------   --------   -----
                                                (in thousands)
Revenue:
   License ......................   $ 30,291   $ 27,344   $  2,947    10.8%
   Service ......................    570,838    461,072    109,766    23.8
                                    --------   --------   --------
                                     601,129    488,416    112,713    23.1
                                    --------   --------   --------
Operating expenses:
   Cost of license ..............        916        998        (82)   (8.2)
   Cost of service ..............    388,333    310,291     78,042    25.2
   Research and development .....     41,823     33,263      8,560    25.7
   Selling, general and
      administrative ............     73,799     54,592     19,207    35.2
   Amortization of purchased
      intangible assets .........      7,469      2,079      5,390   259.3
                                    --------   --------   --------
                                     512,340    401,223    111,117    27.7
                                    --------   --------   --------
Operating income ................     88,789     87,193      1,596     1.8
Interest income and other, net ..     10,307      5,680      4,627    81.5
                                    --------   --------   --------
Income before income taxes ......     99,096     92,873      6,223     6.7
Income taxes ....................     17,334     18,576     (1,242)   (6.7)
                                    --------   --------   --------
Net income ......................   $ 81,762   $ 74,297   $  7,465    10.0
                                    ========   ========   ========

     REVENUE. Total revenue increased by $112.7 million, or 23.1%, in the three months ended March 31, 2006 to $601.1 million from $488.4 million in the three months ended March 31, 2005. Approximately $59.3 million of the increase was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers.

     License and service revenue attributable to the sale of ICM-Enabling Systems was $531.8 million in the three months ended March 31, 2006, an increase of $107.0 million, or 25.2%, over the three months ended March 31, 2005. Approximately $59.3 million of the increase was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers. License and service revenue resulted from the sale of ICM-Enabling Systems represented 88.5% and 87.0% of our total revenue in the three months ended March 31, 2006 and 2005, respectively. The demand for our ICM-Enabling Systems is primarily driven by the need for communications service provides to continue to integrate their billing, CRM and order management systems into an ICM approach. In the three months ended March 31, 2006, we observed strong demand for our offerings.

     License and service revenue resulted from the sale of Directory Systems was $69.3 million in the three months ended March 31, 2006, an increase of $5.6 million, or 8.9%, over the three months ended March 31, 2005. Approximately 45.6% of the increase in Directory Systems revenue in the three months ended March 31, 2006 was attributable to an increase in business related to Managed Services customers, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers. License and service revenue from the sale of Directory Systems represented 11.5% and 13.0% of our total revenue in the three months ended March 31, 2006 and 2005, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will increase in fiscal 2006.

     In the three months ended March 31, 2006, revenue from customers in North America, Europe and the rest of the world accounted for 69.8%, 22.0% and 8.2%, respectively, of total revenue compared to 64.9%, 26.3% and 8.8%, respectively, in the three months ended March 31, 2005. Approximately 55.9% of the increase in revenue from customers in North America was attributable to revenues contributed by DST Innovis, and the remainder was primarily attributable to projects for Tier 1 and Tier 2 customers. Revenue from customers in Europe in the three months ended March 31, 2006, in absolute amounts, was relatively stable compared to the three months ended March 31, 2005, and this resulted in a decrease in revenue from customers in Europe as a percentage of total revenue. Revenue from customers in the rest of the world increased in absolute amounts in the three months ended March 31, 2006, but the increase was less than the 23.1% increase in our total revenue which resulted in a decrease in revenue from customers in the rest of the world as a percentage of total revenue.

     COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended March 31, 2006, cost of license as a percentage of license revenue was 3.0% compared to 3.6% in the three months ended March 31, 2005.

     COST OF SERVICE. The increase in cost of service in the three months ended March 31, 2006 was 25.2%, which is greater than the increase in our total revenue in the three months ended March 31, 2006. As a percentage of revenue, cost of service was 64.6% in the three months ended March 31, 2006, compared to 63.5% in the three months ended March 31, 2005. Cost of service in the three months ended March 31, 2006 includes the effect of $3.7 million of stock-based compensation expense. Stock-based compensation expense in the three months ended March 31, 2005 was insignificant. Our cost of service and gross margin may vary depending on the types and geographic locations of projects that we undertake.

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense. Research and development expense increased by $8.6 million, or 25.7%, in the three months ended March 31, 2006 to $41.8 million from $33.2 million in the three months ended March 31, 2005. Research and development expense increased as a percentage of revenue from 6.8% in the three months ended March 31, 2005 to 7.0% in the three months ended March 31, 2006. The increase in research and development expense was attributable mainly to research and development activities related to the DST Innovis acquisition, including integration efforts of DST Innovis' products into our ICM-Enabling Systems offset by cost savings. Research and development expense in the three months ended March 31, 2006 includes the effect of $0.7 million of stock-based compensation expense. Stock-based compensation expense in the three months ended March 31, 2005 was insignificant. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $19.2 million, or 35.2%, in the three months ended March 31, 2006 to $73.8 million, from $54.6 million in the three months ended March 31, 2005. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the three months ended March 31, 2006 was attributable to an overall increase in our operations, as well as to the inclusion of $5.5 million of stock-based compensation expense. Stock-based compensation expense in the three months ended March 31, 2005 was insignificant.

     AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the three months ended March 31, 2006 was $7.5 million, compared to $2.1 million in the three months ended March 31, 2005. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in the DST Innovis and Longshine acquisitions, partially offset by purchased intangible assets that were fully amortized in the first quarter of fiscal 2005.

     OPERATING INCOME. Operating income slightly increased by $1.6 million, or 1.8%, in the three months ended March 31, 2006, to $88.8 million, or 14.8% of revenue, from $87.2 million, or 17.9% of revenue, in the three months ended March 31, 2005. The decrease in operating income as a percentage of revenue was attributable to a 27.7% increase in operating expense which grew at a greater rate than the 23.1% increase in revenue during the three months ended March 31, 2006. Stock-based compensation expense included in operating expense for the three months ended March 31, 2006 was $9.9 million or 1.7% of revenue.

     INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $4.6 million in the three months ended March 31, 2006 to $10.3 million from $5.7 million in the three months ended March 31, 2005. The increase in interest income and other, net, is primarily attributable to the increase in market interest rates on our cash and short-term interest-bearing investments.

     INCOME TAXES. Income taxes for the three months ended March 31, 2006 were $17.3 million on pretax income of $99.1 million, resulting in an effective tax rate of 17% compared to 20% in the three months ended March 31, 2005. Our effective tax rate for fiscal year 2006 is expected to be approximately 17% on an annualized basis compared to 20% in fiscal year 2005. Approximately 2% of the reduction in our effective tax rate is attributable to our continued expansion into countries with lower effective tax rates and approximately 1% is attributable to the net effect of acquisition-related costs and stock-based compensation expense. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

     NET INCOME. Net income was $81.8 million in the three months ended March 31, 2006, compared to net income of $74.3 million in the three months ended March 31, 2005. The increase in net income is attributable to the increase in interest income and other, net, and the decrease of our effective tax rate during the first quarter of fiscal 2006.

     DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.04, or 11.8%, in the three months ended March 31, 2006 to $0.38 from $0.34 in the three months ended March 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,353.0 million as of March 31, 2006, compared to $1,145.6 million as of September 30, 2005. The increase is mainly attributable to positive cash flows from operations of $181.4 million, proceeds from employee stock options exercised and issuance of restricted stock of $54.2 million, partially offset by $27.1 million of capital expenditures. Net cash provided by operating activities amounted to $181.4 million and $176.5 million for the six months ended March 31, 2006 and 2005, respectively.

     Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     As of March 31, 2006, $450.0 million and $0.3 million aggregate principal amount of our 0.50% Notes and 2% Notes were outstanding, respectively. As of March 31, 2006, we had available short-term general revolving lines of credit totaling $31.0 million, none of which was outstanding, and outstanding letters of credit and bank guarantees from various banks totaling $9.8 million. As of March 31, 2006, we had outstanding a short term loan of $1.7 million secured by specified pledges and guaranties.

     We have contractual obligations for our convertible notes, financing arrangements, capital leases and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for fiscal 2005. Since September 30, 2005, there have been no material changes in contractual obligations outside the ordinary course of our business.

     Our capital expenditures were approximately $27.1 million in the six months ended March 31, 2006. Approximately 90% of these expenditures consisted of purchases of computer equipment, and the remainder to leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.

     During the three and six months ended March 31, 2006 and 2005, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

     Not applicable

ITEM 2. REPORTS ON FORM 6-K

(a)  Reports on Form 6-K

     The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2006:

     (1)  Form 6-K dated January 19, 2006.

     (2)  Form 6-K dated February 15, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED

                                        /s/ Thomas G. O'Brien
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative

Date: May 15, 2006